Nova Star Innvoations, Inc.

369 East 900 South, Suite 281

Salt Lake City, UT 84111

August 4, 2011

Tia L. Jenkins, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

Nova Star Innovations, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 22, 2011

File No.  000-33399

Dear Ms. Jenkins,

This letter is in response to your comment letter dated July 26, 2011 regarding the above identified Form 10-K of Nova Star Innovations, Inc. (the “Company”).  The Company is filing via EDGAR this response letter; however, the Company will delay filing an amended Form 10-K until you confirm that our response is adequate to address your concerns.

We are providing our proposed responses to your comments and upon your review and acceptance of our proposed revisions, the Company will file the amended Form 10-K and an amended Form 10-Q for period ended March 31, 2011.  On the following pages we have restated your comments and each comment is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, Page 12

1.

In the audit of a development stage entity, if the current auditor makes reference to a predecessor auditor that audited a portion of the cumulative data, the predecessor auditor’s reports are required to be included in the filing. Please review the 2010 Form 10-K to include an audit report that covers the period from April 25, 1986 (inception) through December 31, 2008.  Please note that you cannot include audit reports issued by Chisholm, Bierwolf, Nilson & Morrill, LLC (“Chisholm”) because the firm was deregistered by the PCAOB and therefore its audit reports or consent can no longer be included in filings with the Commission after April 8, 2011, the date Chisholm’s registration was revoked, even if the report was previously issued before the date of revocation.  In this regard, it will be necessary for you to obtain an audit of the cumulative data, and obtain a new report from an independent registered public accounting firm expressing an opinion on such cumulative data.  If this is not feasible, you may request a waiver from the staff of the audit requirements for the cumulative data on an audited basis in your annual financial statements included in your Form 10-K by contacting the staff in the Division of Corporation Finance, Office of Chief Accountant (CF-OCA).  Please see information with regard to contacting CF-OCA on our website at http://www.sec.gov/divisions/corpfin/cflegalregpolicy.htm.

Response:  The Company believes that it is not necessary to obtain a new audit of the cumulative data, nor obtain a new report expressing an opinion on the cumulative data because the successor auditor made reference to the predecessor auditor in accordance with Paragraph 74 of AU Section 508 of the PCAOB Interim Auditing Standards.

Paragraph 74 of AU Section 508 of the PCAOB Interim Auditing Standards outlines the required references when a predecessor auditor’s report is not presented with the financial statements.  Portions of paragraph 74 follow:

“If the financial statements of a prior period have been audited by a predecessor auditor whose report is not presented, the successor auditor should indicate in the introductory paragraph of his or her report (a) that the financial statements of the prior period were audited by another auditor, fn 29 (b) the date of his or her report, (c) the type of report issued by the predecessor auditor, and (d) if the report was other than a standard report, the substantive reasons therefor. fn 30 . . .”

“If the predecessor auditor’s report was other than a standard report, the successor auditor should describe the nature of and reasons for the explanatory paragraph added to the predecessor’s report or the opinion qualification.”

In this case, the successor auditor, Michael J. Larsen, CPA (“Larsen”), made reference to the Chisholm report because that report was not being presented with the financial statements and Paragraph 74 of AU Section 508 required certain references appear in Larsen’s report.  Accordingly, proper references were made in this circumstance pursuant to PCAOB Interim Auditing Standards and a new audit of the cumulative data and an accompanying opinion are not required.

Item 9A.  Control and Procedures, page 20

Disclosure Controls and Procedures

2.

Although you disclose the existence of a deficiency in your disclosure controls and procedures (DC&P), you did not disclose that an evaluation of DC&P was performed as of the end of the period covered by the Form10-K nor did you provide the conclusion of the principal executive officer and the principal financial officer regarding the effectiveness of your DC&P as required by Item 307 of Regulation S-K.  Similar concerns apply to your Form 10-Q for the period ended March 31, 2011.  Please revise to provide the required disclosures.

Response:  We intend to revise Item 9A as follows (underlined) to include the statement that the evaluation of DC&P was performed as of the end of the period covered by the Form10-K and to include the conclusion of the principal executive officer and the principal financial officer regarding the effectiveness of our DC&P.  We intend to also revise the disclosures under Item 4 in the Form 10-Q for the period ended March 31, 2011 in a similar manner to address your concerns.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the rules and forms of the SEC.  This information is accumulated to allow timely decisions regarding required disclosure.  Our President, who serves as our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report and he determined that our disclosure controls and procedures were ineffective due to a control deficiency.  During the period we did not have additional personnel to allow segregation of duties to ensure the completeness or accuracy of our information.  Due to the size and operations of the Company we are unable to remediate this deficiency until we acquire or merge with another company.

* * * * * *

In connection with our response to your comments, the Company acknowledges that:

*

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

*

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/ Mark S. Clayton

Mark S. Clayton

President